Exhibit 99.1

BUSINESS REPORT

(From January 1, 2019 to December 31, 2019)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

BUSINESS REPORT

(From January 1, 2019 to December 31, 2019)

To:       Korean Financial Services Commission and Korea Exchange

/s/ Chang, In-Hwa
Chang, In-Hwa President and Representative Director POSCO 6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea Telephone: +82-54-220-0114

/s/ Lim, Seung-Kyu
Lim, Seung Kyu Executive Vice President POSCO 6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea Telephone: +82-2-3457-0114

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TABLE OF CONTENTS

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

※	Independent auditors’ review reports on both Consolidated and Separate financial statements were filed to the SEC separately on March 13, 2020.
- Review report for consolidated financial statements : File/Film Number 001-13368/20710601 - Review report for separate financial statements : File/Film Number 001-13368/20710605

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”, as of December, 2019)

As of December 2019, the Company’s business scope is as follows:

Business

(1)	To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(2)	To engage in harbor loading and unloading, transportation and warehousing businesses;

(3)	To engage in the management of professional athletic organizations;

(4)	To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;

(5)	To engage in leasing of real estate and distribution businesses;

(6)	To engage in the supply of district heating business;

(7)	To engage in marine transportation, processing and sales of minerals within or outside of Korea;

(8)	To engage in educational service and other services related to business;

(9)	To engage in manufacture, process and sale of non-ferrous metal;

(10)	To engage in technology license sales and engineering business; and

(11)	To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO CHEMICAL CO., LTD, POSCO INTERNATIONAL Corporation, POSCO COATED & COLOR STEEL Co., Ltd., POSCO ICT, POSCO M-TECH, Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSCO O&M Co., Ltd., POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, TANCHEON E&E, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-Terminal Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, POSCO Venture Capital Co., Ltd., Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPower Co., Ltd, Songdo Posco family Housing, POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO Research & Technology, Pohang Techno Valley PFV Corporation, Songdo Development PMC (Project Management Company) LLC., Chargev CO., Ltd.

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(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

※ Details
(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Geumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c)	Seoul Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

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(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates six overseas offices as follows:

United Arab Emirates(Dubai), Iran(Teheran), Brazil(Rio de Janeiro), Argentina(Jujuy),
European Union(Dusseldorf, Germany), and Australia(Perth).

(3)	Major Changes in the Board of Directors (as of March 15, 2019)

(a)	Inside Directors
- New members : Jeong, Tak (Senior Executive Vice President) and Kim, Hag-Dong (Senior Executive Vice President)

(b)	Outside Directors
- New member : Pahk, Heui-Jae

(c)	Representative Directors
- Choi, Jeong-Woo (CEO) and Chang, In-Hwa (President)

(4)	Changes of the Major Shareholders of POSCO

(a)	Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO.

(b)	For further reference, please refer to the public disclosures posted by National Pension Service on Financial Supervisory Service website (http://dart.fss.or.kr) with the filing dates given below:

January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, October 13, 2017, January 10, 2018, April 11, 2018, July 9, 2018, October 10, 2018, January 8, 2019, April 8, 2019, July 8, 2019, October 4, 2019, October 8, 2019, January 7, 2020, February 7, 2020, March 5, 2020)

B. POSCO’s Merger, Acquisition and Handover of Businesses

(1)	March 2016 : Small scale merger of POSHIMETAL Co., Ltd into POSCO

(2)	May 2016 : Small scale merger of POSCO Green Gas Technology into POSCO

(3)	January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(4)	September 2019 : Small scale merger of By-Product Hydrogen Generation Business from POSCO ENERGY into POSCO after spin-off

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C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of December 31, 2019)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

※ Currency of the Republic of Korea is Korean Won (“KRW”).

※ Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of December 31, 2019)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered	7,185,703	-	114,509	-	7,071,194
Trust Contract	Common	-	-	-	-	-
Total	Stock	7,185,703	-	114,509	-	7,071,194

* Beginning Balance: as of December 31, 2018

- On November 11, 2018, the Board of Directors adopted a resolution approving a plan to distribute POSCO treasury shares to POSCO Processing & Service shareholders for the merger, and the distribution of 114,509 treasury shares was completed on January 7, 2019.

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5. Voting Rights

	(As of December 31, 2019)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	-
(2) Shares without Voting Rights *	7,071,194	*Treasury Stock 7,071,194 shares
(3) Shares with Voting Rights	80,115,641	-

6. Earnings and Dividends

		(In millions of KRW)
	2019	2018	2017
(Consolidated) Net Profit	1,835,087	1,690,612	2,790,106
(Separate) Net Profit	1,175,712	1,072,592	2,545,685
Earnings per Share (Consolidated, KRW)	22,823	20,911	34,464
Cash Dividend Paid	801,156	800,009	639,991
Pay-out Ratio (Consolidated, %)	43.7	47.3	22.9
Dividend per Share (KRW)	10,000	10,000	8,000
Dividend Yield (%)	4.1	4.1	2.4

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II. BUSINESS

1. Overview

1) Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

2) Segment Results

					(In millions of KRW)
	2019		2018		2017
Category	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	32,078,453	2,786,517	32,358,009	4,536,318	30,230,368	3,628,314
Trading	22,157,131	542,724	22,407,717	383,934	20,802,207	315,201
Engineering & Construction	6,944,629	338,865	6,769,410	411,489	6,886,606	414,988
Others	3,186,635	200,749	3,442,641	210,859	2,735,919	263,331
Total	64,366,848	3,868,855	64,977,777	5,542,600	60,655,100	4,621,834

2. Current Situation

1) Steel : Domestic Market Share

					(Millions of Tons, %)
	2019		2018		2017
Category	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	71.4	100	72.5	100	71.1	100
POSCO	38.0	53.2	37.7	52.0	37.2	52.3
Others	33.4	46.7	34.8	48.0	33.9	47.7

※ Source: world steel association (www.worldsteel.org)

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2) Trading

A. Market Share

		(Millions of US Dollars)
Category	2019	2018	Growth rate
All Trading Companies in Korea	542,233	604,860	-10.4%
POSCO International Corp.	6,414	7,366	-12.9%

※ Source: Korea International Trade Association

B. Summary of Businesses

POSCO International and its subsidiaries engage in three major business segments; trading, overseas infra-project implementation and resource development. First, it engages in the trading of a wide range of products from steel, automotive and components, machinery and industrial electronics to non-ferrous metal, food resources, chemicals, commodities and textiles, with both local and international customers. Second, it also actively leads the implementation of overseas projects such as the EPC project and the independent power project (IPP) as a project organizer. Third, it has engaged in overseas resource development projects in oil, gas, mineral and food resources, Furthermore, POSCO International is actively expanding its business spectrum into manufacturing, logistics and real estates development for further growth.

3) Engineering & Construction

POSCO E&C is one of the leading engineering and construction companies in Korea, primarily engaged in the planning, design and construction of industrial plants and architectural works and civil engineering projects. In particular, POSCO E&C has established itself as one of the premier engineering and construction companies in Korea through its strong and stable customer base and its cutting-edge technological expertise obtained from construction of advanced integrated steel plants, as well as participation in numerous modernization and rationalization projects at our Pohang Works and Gwangyang Works.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants.

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B. POSCO ICT

POSCO ICT is established for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

C. POSCO CHEMICAL

POSCO CHEMICAL, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMICAL provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMICAL is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH is a specialized supplier of steel supplementary materials, including aluminum deoxidizers and steel products packaging. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

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3. Key Products

A. Sales of Key Products

			(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	83,669	16.80
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	165,374	33.20
	Stainless Steel Products	Western tableware, etc.	101,347	20.35
	Others	Plates, Wire rods, etc.	147,694	29.65
	Gross Sum		498,084	100
	Deduction of Internal Trade		(177,299)
	Sub Total		320,785
Trading	Steel, Metal		292,953	77.86
	Chemical, Strategic Item, Energy		29,605	7.87
	Others		53,690	14.27
	Gross Sum		376,248	100
	Deduction of Internal Trade		(154,677)
	Sub Total		221,571
Engineering & Construction	Domestic Construction	Architecture	44,681	58.12
		Plant	10,953	14.25
		Civil Engineering	6,098	7.93
		Others	-	-
	Overseas Construction		7,190	9.35
	Owned Construction		5,712	7.43
	Others		2,247	2.92
	Gross Sum		76,881	100
	Deduction of Internal Trade		(7,434)
	Sub Total		69,446
Others	Electricity Sales, etc.		59,829
	Deduction of Internal Trade		(27,963)
	Sub Total		31,866
Total Sum			643,668

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B. Price Movement Trends of Key Products

		(In thousands of KRW/ Tons, KRW/kWh)
Business Area	Products	2019	2018	2017
Steel	Hot-rolled Product (HR)	695	707	641
	Cold-rolled Product (CR)	800	807	791
Others	Electric Power	94	100	93
	Lime	111	108	106

※ Figures for the Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring the price fluctuation trend.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: Unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Changes

From 2016 to 2018, the price of the steel products has continuously increased due to changes in supply and demand of steel market and the reflection of increased raw material price into the cost. The price of steel products in 2019 has been decreased than in 2018 due to worsen slowdown in demand for steel products.

[Others]

(1)	Criteria for Calculation

(a)	Electric Power = Price of electric power / Total amount of generated power

(b)	Lime: Average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	122,254 (56.7)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	46,579 (21.6)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	46,714 (21.7)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	2,155 (16.8)
		Steel Reinforcement	Strengthening Concrete	2,077 (16.2)
		Cable	Electricity Transfer	215 (1.6)
		Steel Pile	Foundation of Structure	122 (1.0)
		Others	Construction of Pipe and Structure etc.	8,264 (64.4)
Others	Raw Materials	LNG	Material for Power Generation	11,359 (44.1)
		Limestone	Production of Lime	1,013 (3.9)
		Others	Engineering business etc.	13,380 (52.0)

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B. Price Movement Trends of Major Raw Materials

			(In thousands of KRW)
Business Area	Category	2019	2018	2017
Steel	Iron Ore(per ton)	102	76	81
	Coal(per ton)	207	228	246
	Scrap Iron(per ton)	347	395	344
	Nickel(per ton)	16,148	15,074	11,763
Engineering & Construction	Ready-mixed Concrete (per ㎥)	63	63	61
	Steel Pile (per m)	136	146	50
	Steel Reinforcement (per kg)	1	1	1
	Cable (per m)	1	1	1
Others	LNG (per ton)	668	768	661
	Lime (per ton)	20	19	19

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[Steel]

※ Price Movement Trend of Major Raw Materials

(1) Iron Ore

									(In US Dollars/ Tons)
	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q
Trend of International Benchmark Price (Free On Board, “FOB”)	80	92	94	77	64	57	58	68	57	64	57	79

(2) Coal

											(In US Dollars/ Tons)
	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q
Trend of International Benchmark Price (FOB)	140	161	203	206	221	188	190	229	204	189	191	285

 (3) Scrap Iron

											(In US Dollars/ Tons)
	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q
Trend of Purchase Price (Cost and Freight, “CFR”)	270	290	312	325	343	350	364	379	344	322	268	284

(4) Nickel

	’19.4Q	’19.3Q	’19.2Q	’19.1Q	’18.4Q	’18.3Q	’18.2Q	’18.1Q	’17.4Q	’17.3Q	’17.2Q	’17.1Q
Trend of London Metal Exchange ( “LME”) Cash Price	USD 7.01 /lb USD 15,450/ton	USD 7.05 /lb USD 15,540/ton	USD 5.56 /lb USD 12,258/ton	USD 5.61 /lb USD 12,369/ton	USD 5.22 /lb USD 11,516/ton	USD 6.02 /lb USD 13,266/ton	USD 6.56 /lb USD 14,467/ton	USD 6.02 /lb USD 13,276/ton	USD 5.25/lb USD 11,584/ton	USD 4.78/lb USD 10,528/ton	USD 4.18/lb USD 9,225/ton	USD 4.66/lb USD 10,271/ton

※ LME : London Metal Exchange

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[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPIRAL, 609.6, 12T, STP275, KS F 4602
Steel Reinforcement	High Tensile Deformed Bar SD400 D10mm
Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	LNG: Purchase price from Korea Gas Corporation

(b)	Lime: Purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2019	2018	2017
Steel	Crude Steel	47,534	47,590	47,590

[Others]

	(Electric Power-MW per year, Lime-Thousands of Tons per year)
Business Area	Products		2019	2018	2017
Power Generation	Electric Power	Incheon	3,412	3,412	3,412
		Gwangyang	284	284	284
		Pohang	290	290	290
Lime	Lime		2,190	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

				(Thousands of Tons)
Products			2019	2018	2017
	Crude Steel		42,948	42,867	42,193

Products		Hot-Rolled Steel	8,739	8,716	8,372
		Plate	7,191	7,432	6,512
		Wire Rod	2,756	2,867	2,830
		Pickled-Oiled Steel	2,967	2,946	3,005
		Cold-Rolled Products	7,416	8,551	7,563
		Coated Steel	6,526	7,163	6,249
		Electrical Steel	819	1,078	1,028
		Stainless Steel	3,850	3,978	3,863
		Others	5,761	5,903	6,359
		Total	46,025	48,634	45,781

※    The amount of products is the aggregate amount of POSCO’s production and production of POSCO subsidiaries, which may include interested parties’ transactions.

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(2) Capacity Utilization Rate

			(Thousands of Tons, %)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	42,390	38,007	89.7
	Zhangjiagang Pohang Stainless Steel Co., Ltd	1,100	1,134	103.1
	PT.KRAKATAU POSCO	2,944	3,018	102.5
	POSCO SS-VINA Joint Stock Company	1,100	789	71.7
	Total	47,534	42,948	90.4

※    Trade and Engineering & Construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
Business Area	Products	2019	2018	2017
Power Generation	Electric Power	15,928	15,297	13,774
Lime	Lime	2,542	2,511	2,406

(2) Capacity Utilization Rate

			(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		2019 Capacity	2019 Production	Utilization Rate(%)
Power Generation	Electric Power	Incheon	8,760	5,054	57.7
		Gwangyang	5,832	5,317	91.2
		Pohang	5,832	5,096	87.4
Lime	Lime		2,190	2,542	116

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C. Production Facilities

[Land]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,936,973	23,829	(60,550)	-	1,900,252
Trade	170,115	1,062	-	-	171,177
Engineering & Construction	25,463	65	-	-	25,528
Others	415,451	57,335	(43,684)	-	429,102

[Buildings]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,474,584	342,622	(140,523)	(363,884)	3,312,799
Trade	430,863	58,332	(151)	(11,547)	477,497
Engineering & Construction	79,363	4,093	(592)	(10,762)	72,102
Others	417,642	27,529	(74,165)	(17,950)	353,056

[Structures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,637,523	660,349	(643,676)	(236,171)	2,418,025
Trade	22,036	1,952	(22)	(1,482)	22,484
Engineering & Construction	14,708	49	(1,035)	(547)	13,175
Others	243,657	632,353	(407,555)	(17,633)	450,822

[Machinery and Equipments]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	15,916,598	3,758,189	(1,948,254)	(2,416,551)	15,309,982
Trade	386,081	71,389	(23,092)	(36,194)	398,184
Engineering & Construction	7,139	3,832	(4,652)	(1,052)	5,267
Others	2,208,311	524,266	(1,121,917)	(105,829)	1,504,831

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[Vehicles]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	19,958	31,105	(19,714)	(11,254)	20,095
Trade	5,677	4,584	(2,491)	(1,918)	5,852
Engineering & Construction	1,158	8,377	(8,251)	(501)	783
Others	4,548	5,537	(2,587)	(1,943)	5,555

[Tools and Fixtures]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	47,852	43,377	(20,495)	(21,750)	48,984
Trade	10,677	13,018	(6,579)	(5,469)	11,647
Engineering & Construction	617	5,529	(5,312)	(235)	599
Others	7,018	31,303	(25,611)	(3,189)	9,521

[Equipment]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	66,924	47,577	(27,467)	(22,295)	64,739
Trade	30,238	16,850	(6,661)	(9,752)	30,675
Engineering & Construction	3,304	10,810	(8,734)	(1,325)	4,055
Others	35,821	133,655	(134,068)	(4,745)	30,663

[Financial Lease Assets]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	91,928	476,792	(118,903)	(32,012)	417,805
Trade	548	103,444	(1,557)	(21,433)	81,002
Engineering & Construction	2,957	250,010	(592)	(36,205)	216,170
Others	42,131	161,993	(110,747)	(33,772)	59,605

22

[Biological Assets]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	-	-	-	-	-
Trade	80,771	49,338	-	(5,916)	124,193
Engineering & Construction	-	-	-	-	-
Others	-	-	-	-	-

[Assets under Construction]

				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	943,260	1,920,734	(1,417,075)	(10,150)	1,436,769
Trade	118,315	77,575	(90,610)	-	105,280
Engineering & Construction	25,943	776	(3,659)	-	23,060
Others	92,121	412,554	(140,037)	-	364,638

23

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]

(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	June, 2011 ~August, 2022	P) Establishment of by-product gas Power Plant G) Expansion of high strength steel facilities	6,145	1,402	4,743
		August, 2016 ~ December, 2021	G) The renovation of #3 furnace P) Establishment of NOx removal equipment for sintering factories	20,265	8,679	11,586
POSCO-CSPC	Establishment	January, 2015 ~December, 2019	Establishment of a 2,500 tonnage press machine	117	99	18

※ P stands for Pohang Steel Works.

※ G stands for Gwangyang Steel Works.

[Trade]

(In hundred millions of KRW)

Company	Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT. BIO INTI AGRINDO Establishment	December, 2014 ~December, 2022	CPO MILL	583	331	252

※    The investments over KRW 10 billion are listed on the table while equity investments are not reflected thereon.

[Others]

(In hundred millions of KRW)

Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Expansion/ Establishment	January, 2019 ~ December, 2019	Expansion of smart management server for operation efficiency	315	167	-
		January, 2019 ~ December, 2019	Investment for new IT solutions development	152	68	-
POSCO CHEMICAL	Expansion	March, 2019 ~March, 2020	Expansion of product lines for cathode materials	2,250	1,524	726

※    The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

24

 (b) Future Investment Plans

				(In hundred millions of KRW)
Business	Company	Project	Investment effects	Planned Investments
				2020	2021	2022
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Maintenance of existing facilities, etc.	1,219	2,394	3,169
			Advancement of products	2,334	8,163	6,699
	POSCO SS VINA Joint Stock Company	Expansion, Renovation and Replacement of Existing Facilities, etc.	Enhancing production efficiency, cost reduction, etc.	111	81	20
Trading	PT. BIO INTI AGRINDO	Expansion, Renovation and Replacement of Existing Facilities, etc.	Realization of profits by selling CPO	47	18	187
Others	POSCO CHEMICAL	Expansion of production facilities	Production increase of cathode materials	726	-	-
			Production increase of anode materials	592	662	-
			Production increase of refractories	274	209	-
			Investment in POSCO IT Infra, etc.	316	169	542
			Improving of workplaces, etc.	182	380	57
	POSCO O&M	Expansion, Renovation and Replacement of Existing Facilities, etc.	Renovation of Existing Facilities	96	107	111

※    The investments over KRW 10 billion are listed on the table

25

6. Product Sales

[Steel]

(In hundred millions of KRW)

Items		2019	2018	2017
Domestic	Hot-Rolled Products	42,605	48,879	42,950
	Cold-Rolled Products	39,716	39,901	38,298
	Stainless Steel	21,167	21,281	24,798
	Others	77,026	77,230	66,555
Export	Hot-Rolled Products	41,064	35,231	34,277
	Cold-Rolled Products	125,658	124,449	125,622
	Stainless Steel	80,181	79,931	74,880
	Others	70,667	77,310	68,734
Total	Gross Sum	498,084	504,212	476,114
	Internal Transaction	(177,299)	(180,632)	(173,810)
	Total	320,785	323,580	302,304

[Trading]

(In hundred millions of KRW)

Items		2019	2018	2017
Domestic	Merchandise	29,315	33,706	24,210
	Product	5,120	4,702	4,079
	Others	1,101	1,483	1,421
Export	Merchandise	69,347	87,124	87,116
	Product	205	768	938
	Others	638	736	1,107
Trades among the 3 countries		270,522	254,670	229,911
Gross Sum		376,247	383,189	348,782
Internal Transaction		(154,677)	(159,112)	(140,760)
Total		221,571	224,077	208,022

26

[Engineering & Construction]

(In hundred millions of KRW)

	Items	2019	2018	2017
Domestic	Building	44,681	37,363	32,375
	Plant	10,953	10,238	6,874
	Civil Engineering	6,098	5,129	6,418
	Others	-	337	-
	Overseas	7,190	9,471	15,056
	Own Construction	5,712	7,568	7,654
	Other Subsidiary company sales	2,248	3,101	4,478
	Gross Sum	76,880	73,207	72,855
	Internal Transaction	(7,434)	(5,513)	(3,989)
	Total	69,446	67,694	68,866

[Others]

(In hundred millions of KRW)

Items	2019	2018	2017
Electric Power Sales	31,866	34,427	27,359

7. Derivatives

We use forward exchange contracts to hedge against the exchange rate risk for foreign currency loans.

As of December 31, 2019, we assessed the fair value of our forward exchange contracts to be USD 0.7 billion (expiring October, 2020), USD 0.55 billion (expiring April, 2021), and a currency swap contracts to be USD 0.5 billion(expiring July, 2023), USD 0.5 billion(expiring July, 2024), and USD 0.5 billion(expiring November 2022).

We recognized KRW 78,805 million of gain on valuations of forward exchange contracts.

Also, we recognized KRW 43,226 million of valuation gain and KRW 8,285 million of valuation loss on currency swap contracts. The transaction gain of currency swap contracts is KRW 805 million.

27

8. Significant Contracts

Company	Contract	Date		Remarks
			1)	Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses
	Small scale merger with		2)	Information: POSCO holds 100% a stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares
	POSHIMETAL Co.,Ltd.	December, 2015	3)	Conclusion of a contract: December 23, 2015
			4)	Date of merger: March 1, 2016
			5)	Registration of merger: March 15, 2016
POSCO
	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016	1)	Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses
			2)	Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares
			3)	Conclusion of a contract: February 26, 2016
			4)	Date of merger: May 1, 2016
			5)	Registration of merger: May 16, 2016

	JV Agreement for construction of steel mills for cold rolled steel products and plated steel products	April, 2016	1)	Purpose: Expansion of sales of automotive steel in Southwest province of China
2)

Information: POSCO signed JV contracts with Chongqing Iron and Steel by holding 10% stake in Chongqing CISL High Strength Cold Rolling Steel Co.Ltd, and 51% stake in Chongqing POSCO CISL Automotive Steel Co., Ltd

			3)	Execution of JV Agreements: April 6, 2016
			4)	Termination JV Agreements: September, 2017
			5)	Liquidation of Steel mills set off: November 13, 2017
			6)	Completion of liquidation: June 28, 2018

	Small scale merger of POSCO Processing & Service	August, 2018	1)	Purpose: To increase operational efficiency
			2)	Information: POSCO Processing & Service(POSCO P&S) is merged into POSCO
			-	The merger ratio is 1 : 0.1456475 (POSCO : POSCO P&S)
			-	POSCO will distribute its treasury shares to the shareholders of POSCO P&S, and new shares will not be issued.
			3)	Conclusion of a contract: August 23, 2018
			4)	Date of merger: January 1, 2019
			5)	Registration of merger: February 2, 2019

	Small scale merger with By-product Hydrogen Generation Business after spin-off from POSCO ENERGY	April, 2019	1)	Purpose: To increase operational efficiency
			2)	Information: By-product Hydrogen Generation Business of POSCO ENERGY will be merged into POSCO
			-	The merger ratio is 1 : 0.1145836 (POSCO : POSCO ENERGY)
			3)	Conclusion of a contract: April 16, 2019
			4)	Date of merger: September 1, 2019
			5)	Registration of merger: September 9, 2019

	LNG Terminal Business Transfer Agreement	April, 2019	1)	Business transferee: POSCO ENERGY
			2)	Conclusion of a contract: April 16, 2019
			3)	Date of transfer: September 1, 2019
			4)	Transfer amount : KRW 608,019 million
			5)	Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

28

POSCO International Corporation	Investment on the 2nd stage development of A-1 / A-3 block in Myanmar gas field	June, 2018	1)	Investment amount: KRW 511,709,005,500 (USD 473,235,000)
			2)	Development period: August 1, 2017 ~ December 31, 2022
			3)	Gas production schedule: By additionally developing Shwe gasfield and newly developing Shwe Phyu gasfield, production will start in 2021 from Shwe and 2022 from Shwe Phyu
			4)	Other Information
			-	Location: North-west offshore, Myanmar
-

This investment is the 2nd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level by completing more drilling and adding more production wells to current Shwe platform.

-

In July 2018, facility design and construction began, and production is scheduled to start in 2021 in Shwe and in 2022 in She Phyu. But the development period includes the duration of feasibility test and basic design from August 2017 to May 2018.

• POSCO International Corporation : 51.0%
• ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%
• MOGE(Myanmar Oil and Gas Enterprise): 15.0%
• GAIL (India) Limited : 8.5%
• KOGAS(Korea Gas Corporation): 8.5%
			-	Investment size of USD 473,235 thousand, applying the exchange rate of 1USD=1,081.30 KRW, was disclosed on the date of the BOD resolution (May 31, 2018).
			-	Detailed information and future timeline on this resource development investment is subject to change.
※ Disclosure date : May 31, 2018 (Decision on natural resources investment)

	Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November, 2016	1)	Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business
			2)	Information: POSCO International merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spin off from POSCO P&S
			3)	Conclusion of a contract: November 4, 2016
			4)	Date of merger: March 1, 2017
			5)	Registration of merger: March 2, 2017

	Split-off of Domestic steel processing businesses	October, 2019	1)	Purpose : To specialize in steel processing business by splitting-off business division
			2)	Method : Split-off
			3)	Resolution date of Board of Directors : October 25, 2019
			4)	Shareholders’ meeting for approval : March 16, 2020
			5)	Date of Split-off : March 31, 2020
			6)	Registration date of Split-off : April 3, 2020

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016	1)	Purpose: Achieving sustainable profit and growth by enhancing competitiveness
			2)	Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares
			3)	Conclusion of a contract: November 23, 2016
			4)	Date of merger: February 1, 2017
			5)	Registration of merger: February 14, 2017

POSCO O&M	Small scale merger with Blue O&M and MegaAsset	February, 2019	1)	Purpose: Enhancing foundation of growth by improving management efficiency and creating synergies among businesses
			2)	Information: POSCO O&M merges with Blue O&M and MegaAsset
			3)	Date of merger: February 1, 2019
			4)	Registration of merger: February 11, 2019

POSCO ENERGY	Contract of Shares Transfer	July, 2018	1)

Contract Parties: Nonghyup Bank(The third agent of KIAMCO PowerEnergy Private Special Assets Investment Trust), Doosan Heavy Industries & Construction, POSCO E&C, Industrial Bank of Korea(The first agent of Multi Asset POSPower Samcheok coal-fired private investment trust)

			2)	Signed Date: July, August, 2018
			3)	Contract Amount : KRW 343,706 million
			4)	Information: Contract of shares transfer for disposal of 68.5%(July) and 2.5%(August) POSPower shares

	Spin-off By-product Hydrogen Generation Business for merger into POSCO	April, 2019	1)	Contract counterpart: POSCO
			2)	Conclusion of a contract: April 16, 2019
			3)	Date of merger: September 1, 2019
			4)	Merger payment : KRW 1,163,692 million (No issuance of new shares from POSCO)
			5)	Information : POSCO merges with Hydrogen Generation Business of POSCO ENERGY at the merger ratio of 1:0.1145836

	LNG Terminal Business Transfer Agreement	April, 2019	1)	Business transferor: POSCO
			2)	Conclusion of a contract: April 16, 2019
			3)	Date of transfer: September 1, 2019
			4)	Transfer amount : KRW 608,019 million
			5)	Information: LNG Terminal Business of POSCO in Gwangyang will be transferred to POSCO ENERGY

29

※ Significant contract after December 31, 2019

Company	Contract	Date	Remarks
POSCO SS VINA Joint Stock Company	Joint stock contract with YAMATO KOGYO CO., LTD. And SIAM YAMATO STEEL CO., LTD. to improve business structure	March, 2020	1)	Purpose: To improve business structure by collaborating with leading company in section steels
			2)	Information: POSCO’s 100% share of POSCO SS VINA changes to 51% YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM YAMATO STEEL CO., LTD. takes 19% of shares.
			3)	Conclusion of a contract: March 18, 2020
			4)	Registration of joint stock company : On April, 2020

30

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company	Organization
Steel	POSCO	Technology Strategy Office
Technical Research Laboratories
Steel Product Research Lab
Process and Engineering Research Lab
Automotive Steel Research Lab
Steel Solution Research Lab
	POSCO COATED & COLOR STEEL Co,. Ltd.	R&D Center
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	R&D Center
Trading	POSCO International Corporation	Molding R&D Center
Stainless Quality Technology Group
Engineering & Construction	POSCO Engineering & Construction,. LTD.	R&D Center
	POSCO A&C	Smart Construction R&D Center
Others	POSCO ENERGY Co,. LTD	Gas & Renewable Energy Business Development Office
	POSCO ICT	R&D Center
	POSCO CHEMICAL	R&D Center
Energy Material R&D Center
	POSCO M-TECH	R&D Center
	POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.	Quality Innovation Department

B. R&D Expenses in 2019

	(In millions of KRW)
	Business Area
Category	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	77,304	2,637	5,106	26,240	111,287
Manufacturing Cost	384,660	212	2,826	1,761	389,460
R&D Cost (Intangible Assets)	36,880	-	1	3,954	40,835
Total*	498,844	2,849	7,933	31,955	541,582
Government Subsidy	-	-	972	-	972
R&D/Sales Ratio (%)	1.54	0.01	0.12	0.93	0.83

* This total expenses include government subsidy amount

31

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2017, 2018 and 2019

		(In millions of KRW)
Account	2019	2018	2017
[Total current assets]	34,842,374	33,651,002	31,127,418
Cash and cash equivalents	3,514,872	2,643,865	2,612,530
Other receivables, net	1,581,517	1,385,629	1,636,006
Other short-term financial assets	8,996,049	8,081,096	7,045,880
Trade accounts and notes receivable, net	9,078,351	9,282,609	8,950,548
Inventories	10,920,320	11,499,928	9,950,955
Other current assets	751,265	757,875	931,499
[Total non-current assets]	44,216,287	44,597,263	47,897,541
Other receivables, net	1,140,878	863,240	879,176
Other long-term financial assets	1,669,389	1,647,898	1,911,684
Investments in associates and joint ventures	3,927,755	3,650,003	3,557,932
Property, plant and equipment, net	29,925,973	30,018,273	31,883,535
Intangible assets, net	4,908,473	5,170,825	5,952,269
Other non-current assets	2,643,819	3,247,024	3,712,945
Total assets	79,058,661	78,248,265	79,024,959
[Total current liabilities]	16,323,690	18,937,985	18,946,016
[Total non-current liabilities]	14,940,264	12,550,729	12,614,935
Total liabilities	31,263,954	31,488,714	31,560,951
[Equity attributable to owners of the controlling company]	44,471,873	43,371,260	43,732,877
Share capital	482,403	482,403	482,403

32

Capital surplus	1,376,251	1,410,551	1,412,565
Hybrid bonds	199,384	199,384	996,919
Retained earnings	45,080,118	44,216,018	43,056,600
Other equity attributable to owners of the controlling company	(2,666,283)	(2,937,096)	(2,215,610)
[Non-controlling Interests]	3,322,834	3,388,291	3,731,131
Total equity	47,794,707	46,759,551	47,464,008
Revenue	64,366,848	64,977,777	60,655,100
Operating profit	3,868,855	5,542,600	4,621,834
Profit	1,982,637	1,892,064	2,973,469
[Profit attributable to owners of the controlling company]	1,835,086	1,690,612	2,790,106
[Profit attributable to non-controlling interests]	147,551	201,452	183,363
Total comprehensive Income	2,129,105	1,463,535	2,412,311
[Total comprehensive income attributable to owners of the controlling company]	1,997,731	1,271,495	2,218,278
[Total comprehensive income attributable to non-controlling interests]	131,374	192,040	194,033
Earnings per share(KRW)	22,823	20,911	34,464
Number of Consolidated Companies	164	173	180

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

33

2. Separate Financial Statements

A. Summary of Fiscal Years of 2017, 2018 and 2019

		(In millions of KRW)
Account	2019	2018	2017
[Total current assets]	18,216,066	16,796,400	14,840,421
Cash and Cash equivalents	978,139	259,219	332,405
Trade accounts and notes receivable, net	3,987,041	3,968,372	3,867,714
Other receivables, net	321,352	206,432	210,230
Other short-term financial assets	7,858,979	7,025,143	5,824,087
Inventories	4,988,530	5,288,009	4,543,533
Other current assets	82,025	49,225	62,452
[Total non-current assets]	37,494,700	37,329,580	38,851,837
Other receivables, net	56,468	57,767	62,421
Other long-term financial assets	1,257,896	1,176,757	1,393,316
Investments in Subsidiaries, associates, and joint ventures	15,069,857	15,121,339	15,098,856
Property, plant and equipment, net	20,132,199	20,154,334	21,561,270
Intangible assets, net	708,915	645,222	528,074
Other non-current assets	269,365	174,161	207,900
Total assets	55,710,766	54,125,980	53,692,258
[Total current liabilities]	3,331,446	3,895,973	3,570,148
[Total non-current Liabilities]	6,765,135	4,957,905	4,180,655
Total liabilities	10,096,581	8,853,878	7,750,803
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,252,220	1,154,775	1,156,429
[Hybrid bonds]	199,384	199,384	996,919
[Retained earnings]	45,372,411	45,175,459	44,605,368
[Other equity]	(1,692,233)	(1,739,919)	(1,299,664)
Total equity	45,614,185	45,272,102	45,941,455
Revenue	30,373,511	30,659,425	28,553,815
Operating profit	2,586,359	3,809,376	2,902,453
Profit	1,175,712	1,072,592	2,545,685
Earnings per share(KRW)	14,592	13,186	31,409

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

34

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors (as of March 19, 2020)

Our Board of Directors consists of five inside directors (i.e. Choi, Jeong-Woo; Chang, In‑Hwa; Chon, Jung-Son; Kim, Hag-Dong; Jeong, Tak) and seven outside directors (i.e. Kim, Shin-Bae; Bahk, Byong-Won; Kim, Joo-Hyun; Chung, Moon-Ki; Chang, Seung-Wha; Kim, Sung-Jin; Pahk, Heui-Jae).

Our Board of Directors manages the following five sub‑committees:

(a) Director Candidate Recommendation and Management Committee

(b) Evaluation and Compensation Committee

(c) Finance and Related Party Transactions Committee

(d) Audit Committee

(e) Executive Management Committee

Composition of the Sub-Committees under the Board of Directors and their Functions(as of March 19, 2020)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation and Management Committee	3 Outside Directors; 1 Inside Director	Bahk, Byong-Won (Chairman) Kim, Joo-Hyun Pahk, Heui-Jae Chon, Jung-Son

- Reviews the qualifications of potential candidates for Directors

- Proposes nominees for the Outside Directors

- Advances the nomination process for the CEO among the Inside Directors and the members of the special committees

- Reviews operational matters of our board of directors

Evaluation and Compensation Committee	4 Outside Directors	Jang, Seung-Wha (Chairman) Kim, Shin-Bae Chung, Moon-Ki Kim, Sung-Jin	- Executes management succession and development plans - Establishes evaluation procedures of directors - Reviews the retirement procedures and distribution of the allowance for directors

Finance and Related Party Transactions Committee	3 Outside Directors; 1 Inside Director	Kim, Joo-Hyun (Chairman) Kim, Sung-Jin Pahk, Heui-Jae Chang, In-Hwa

- Advances deliberation of new investments in other companies

- Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

- Reviews related party and other internal transactions and ensures compliance with the Monopoly Regulation and Fair Trade Act

Audit Committee	3 Outside Directors	Chung, Moon-Ki (Chairman) Bahk, Byong-Won Chang, Seung-Wha

- Audits the accounting system and business operations
- Examines the agenda for financial statements and

 other reports to be submitted by the Board of Directors at each general meeting of shareholders

Executive Management Committee	5 Inside Directors	Choi, Jeong-Woo (Chairman) Chang, In‑Hwa Chon, Jung-Son Kim, Hag-Dong Jeong, Tak

- Oversees decisions with respect to our operational and management matters

- Reviews management’s proposal for new strategic initiatives
- Reviews deliberation over critical internal matters related to the organization structure and development of personnel

- Reviews and revises work and welfare policies

35

(2) List of Outside Directors (As of March 19, 2020)

Name	Experience	Relation with Majority Shareholder	Remarks
Kim, Shin-Bae

- Vice Chairman, SK Group ('10.1~'13.2)

- President, Korea IoT (Internet of Things) Association ('05.3~'12.3)

- President and CEO, SK Telecom ('04.3~'08.12)

- M.B.A., Wharton School, University of Pennsylvania ('85)

		None	Chairman of Board of Directors

Bahk, Byong-Won

- Honorary Chairman of Korea Employers Federation (’18.3~Present)

- Chairman of Korea Employers Federation ('15.2 ~'18.2)

- Chairman of The Korea Federation of Banks ('11.11~'14.11)

- Chairman & CEO Woori Financial Group ('07.3~'08.6)

- MA in Economics, University of Washington ('85)

None

Kim, Joo-Hyun

- President & CEO, The financial news ('17.4~Present)

- President, Future Korea Institute, Kookmin University ('16.5~'17.3)

- President & CEO, Hyundai Research Institute ('04.1~'14.4)

- Ph.D. in Department of Finance, College of Business Arizona State University ('89)

None

Chung, Moon-Ki

- Professor in Accounting, Sungkyunkwan University ('16~Present)

- Partner and Chief Quality Officer, Samil PwC ('81~'12)

- Committee Member, Accounting Review Committee of Financial Supervisory Service

- Ph.D. in Accounting, Sungkyunkwan University

None

Chang, Seung-Wha

- Dean of Seoul National University School of Law (’18.6~Present)

- Professor of Law, Seoul National University ('95~Present)

- World Trade Organization(WTO) as the Appellate Body Member ('12.5~'16.9)

- Member, International Chamber of Commerce(ICC) Court of Arbitration ('00~'13)

- LL.M and Doctorate in International Trade Law from Harvard Law School ('94)

None

Kim, Sung-Jin

- Adjunct Professor at Department of Economics, Seoul National University ('11~Present)

- The Minister of Maritime Affairs and Fisheries ('06~'07)

- Administrator of the Small and Medium Business Administration ('04~'06)

- Ph.D. in Economics Kansas State University ('91)

None

Pahk, Heui-Jae

- Professor in Mechanical & Aerospace Engineering, Seoul National University ('93.3~Present)

- Chairman of the Board, Korea Youth Foundation (’16.5~Present)

- Head of R&D Strategic Planning, Ministry of Trade, Industry and Energy ('13.4~'16.4)

- SNU Precision CEO ('98.2~'16.12)

- Ph.D in Mechanical Engineering, Seoul National University ('90)

None

36

(3) List of Key Activities of the Board of Directors (January 1, 2019 ~ March 19, 2020)

Session	Date	Agenda	Approval
2019-1	January 30

◦  Deliberation Agenda

1. Approval of the financial statements for the 51st fiscal year and the convocation schedule for the 51st General Meeting of Shareholders

2. Announcement of closing POSCO P&S merge

3. Appointment of Legal Affairs Office head

4. Contribution of donation to Indonesia for the recovery of damage caused by Tsunami

◦  Report Agenda

1. The management result for the fiscal year of 2018

2. Report on the operation of the internal accounting control system for the fiscal year of 2018

All 4 Cases Approved

2019-2	February 20	◦ Deliberation Agenda 1. Agenda for the 51st General Meeting of Shareholders 2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	All 2 Cases Approved

2019-3	March 15

◦  Deliberation Agenda

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Designation of Representative Directors and presenting positions to Inside Directors

All 3 Cases Approved

2019-4	April 12

◦  Deliberation Agenda

1. Business restructuring plan for LNG Terminal and By-product Hydrogen Generation Business

2. Contribution of donation for the recovery of damage caused by forest fire in Gangwon Province.

All 2 Cases Approved

2019-5	May 10

◦  Deliberation Agenda

1. Declaration of the first quarter dividend for the fiscal year of 2019

2. Plan for financing for the fiscal year of 2019

3. Increase of capital and extension of the payment guarantee period for Brazil CSP

4. FY2019 Transaction Plans with affiliates

◦  Report Agenda

1. The business performance of the first quarter of 2019

2. The performance and assessment of Board of Directors for 2018

3. Standard for selecting domain and the possible list of domains for new business

4. Establishment of venture platform for exploring new business

5. The result of publicizing commemorative project and its future plan

All 4 Cases Approved

2019-6	June 14	◦ Deliberation Agenda 1. Approval on spin-off and small scale merger of By-product Hydrogen Generation Business ◦ Report Agenda 1. Charter of Corporate Citizenship	All 1 Case Approved

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2019-7	July 29

◦  Deliberation Agenda

1. Declaration of the second quarter dividend for the fiscal year of 2019

◦  Report Agenda

1. The progress on implementing resolutions made by the Board of Directors and its sub-committees for the fiscal year of 2019

2. The business performance of the first half and the outlook of the fiscal year of 2019

3. POSCO Group’s business in China

4. Changes in global trade circumstance

5. Employee safety report

All 1 Case Approved

2019-8	September 6

◦ Deliberation Agenda

1. Notice of completion on split-off & merger of POSCO ENERGY by-product gas power plant

2. Contribution to POSCO Education Foundation

3. Financing plan in the 2nd half of 2019

◦  Report Agenda

1. Trade conflict between South Korea and Japan

All 3 Cases Approved

2019-9	November 1

◦  Deliberation Agenda

1. Declaration of the third quarter dividend for the fiscal year of 2019

2. Investment on venture funds for new businesses

3. Lease contract on lime sintering facilities

4. Improvement on payment type of long-term incentive policy

5. Revision to the operational regulations of the Board of Directors

◦  Report Agenda

1. The progress on implementing resolution made by the Board of Directors and its sub-committees for the fiscal year of 2019

2. Business performance on 3rd quarter of 2019 and annual outlook

3. Improvement on business structure of POSCO SS VINA

All 5 Cases Approved

2019-10	December 13

◦  Deliberation Agenda

1. Mid-term business strategy and business plan for 2020

2. Capital increase for improvement of POSCO SS VINA business structure

3. Year-end donation for the underprivileged

◦  Report Agenda

1. Review of the compliance system observance

2. The recent trend of corporate governance and investor interests

3. Major business issues for the upstream manufacturing subsidiaries invested abroad

4. The outcome of With POSCO business improvement tasks

All 3 Cases Approved

2020-1	January 31

◦ Deliberation Agenda

1. Approval of the 52nd financial statements and schedule for the general meeting of shareholders

◦  Report Agenda

1. The progress on implementing resolution made by the Board of Directors for the fiscal year of 2019

2. Business performance of the fiscal year of 2019

3. Report on internal control over financial reporting

4. Assessment on the effectiveness of internal control over financial reporting

All 1 Case Approved

2020-2	February 21	◦ Deliberation Agenda 1. Agendas for the 52nd general meeting of shareholders 2. Recommendation of inside director candidates	All 2 Cases Approved

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(4) Composition of the Sub-committees and their Activities

o	Major Activities of Director Candidate Recommendation Committee (January 1, 2019~March 19, 2020)

Date	Agenda	Approval
February 13, February 20, 2019

◦  Deliberation Agenda

1. Qualification Assessment and Recommendation of Outside Director Candidates

◦  Preliminary Review Agenda

1. Qualification Assessment of Inside Director Candidates(Excluding the candidate for the CEO)

Approved -

March 15, 2019	◦ Preliminary Review Agenda 1. Appointment of the Sub-committee Members 2. Appointment of the Representative Director	- -

October 31, 2019	◦ Preliminary Review Agenda 1. Revision to the operational regulations of the Board of Directors	-

December 18, 2019	◦ Deliberation Agenda 1. Operation for the Outside Director Candidates Advisory Group	Approved

February 14 & 21, 2020	◦ Deliberation Agenda 1. Qualification assessment and recommendation of outside director candidates	Approved

February 21, 2020	◦ Preliminary Review Agenda 1. Qualification assessment of inside director candidates	-

o	Major Activities of Evaluation and Compensation Committee (January 1, 2019~March 19, 2020)

Date	Agenda	Approval
January 28, 2019	◦ Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2018	Approved

November 1, 2019	◦ Preliminary Review Agenda 1. Improvement on payment type of long-term incentive policy	-

January 22, 2020	◦ Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2019	Approved

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o	Major Activities of Finance and Related Party Transaction Committee (January 1, 2019~March 19, 2020)

Date	Agenda	Approval
January 30, 2019

◦  Deliberation Agenda

1. Contribution to Labor Welfare Fund

2. Appointment of Director for voluntary compliance of Fair Trade

◦  Report Agenda

1. Review of and plan for the operation of the Fair Trading Program

Approved

April 12, 2019	◦ Preliminary Review Agenda 1. Restructuring of by-product gas power plant and LNG terminal business	-

May 8, 2019	◦ Preliminary Review Agenda 1. Plan for financing in FY2019 ◦ Deliberation Agenda 1. Myanmar POSCO sales of stake 2. Plan for Payment Guarantee to POSCO-Mexico	- Approved Approved

September 5, 2019

◦  Deliberation Agenda

1. Donation to Korea Society

2. Land contribution for Gwangyang city library and youth culture center

◦  Preliminary Review Agenda

1. Contribution to POSCO Education Foundation

2. Financing plan in the 2nd half of 2019

◦  Report Agenda

1. Review of the 1st half of 2019 operation of the Fair Trading Program

Approved Approved - - -

October 31, 2019	◦ Preliminary Review Agenda 1. Investment on venture funds for new businesses 2. Lease contract on lime sintering facilities	- -

December 11, 2019	◦ Preliminary Review Agenda 1. Year-end donation for the underprivileged ◦ Deliberation Agenda 1. Approval of the short-term credit line limit in 2020 2. POSCO brand license contract with POSCO E&C	- Approved Approved

January 31, 2020	◦ Deliberation Agenda 1. Contribution to the Labor Welfare Fund 2. Contribution to the Mutual Cooperation Fund 3. Donation to help organizations and institutions against COVID 19 virus	Approved Approved Approved

o	Major Activities of Executive Management Committee (January 1, 2019 ~ March 19, 2020)

Date	Agenda	Approval
January 30, 2019	◦ Deliberation Agenda 1. Sales of stake for Guangdong Shunde Pohang Steel Co., Ltd.	Approved

February 19, 2019	◦ Deliberation Agenda 1, Rationalization of Gwangyang # 1 power plant 2. Improvement on Gwangyang Works’s working environment 3. Disposal of #1 Finex’s melting furnace and induction furnace assets	Approved Approved Hold*

March 19, 2019	◦ Deliberation Agenda 1. Replacement of Gwangyang #1 and #2 blast furnace’s old wind passing equipment	Approved

April 23, 2019

◦  Preliminary Review Agenda

1. Increase of capital and extension of the period for payment guarantee of Brazil CSP

◦  Deliberation Agenda

1. R&D investment on STS 3HAPL alternating electrolytic aid pickling machine

2. Plan for remodeling of Pohang Dongchon Plaza

3. Plan for construction and operation of workplace nursery

4. Disposal of 1 Finex tangible assets

- Approved Approved Approved Approved

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Date	Agenda	Approval
May 21, 2019	◦ Deliberation Agenda Sales plan for Certified Emission Reduction	Hold**

June 18, 2019

◦  Deliberation Agenda

1. By-product gas and heat collection facility establishment on #1 Hot Rolled Mill in Gwangyang Works
2. Expansion of dust collection facility capability in sintering factory in Gwangyang Works

Approved Approved

July 16, 2019

◦  Deliberation Agenda

1. Replacement of 1RH facilities in #2 Steelmaking Plant in Pohang Works

2. Replacement of #5 and #6 Oxygen Making Plant and establishment of #17 plant

3. Construction of brine-based PosLX upstream demo plant

4. R&D facilities of cathode materials for lithium ion batteries

5. Construction plan of employee dormitory in Gwangyang Works

6. Disposal of investment stocks

Approved Approved Approved Approved Approved Approved

August 20, 2019	◦ Deliberation Agenda 1. Sales of Ferro-silicon business	Approved

September 17, 2019

◦  Deliberation Agenda

1. Replacement of acid retrieval facilities in #1 Cold Rolled Mill in Gwangyang Works

2. Production process improvement of DR-BP products in #1 Cold Rolled Mill in Pohang Works

3. Establishment of Pohang Incubating Center

4. Office building expansion plan to improve work environment for POSCO Humans

- Approved Approved Approved Approved

October 24, 2019

◦  Deliberation Agenda

1. Replacement of unloading facilities in the raw material port in Pohang Works

2. Renovation of public relations centers and surrounding area

3. Establishment of additional employee cafeteria in Pohang Works

4. Improvement of Magnesium business structure

- Approved Approved Approved Approved

December 5, 2019	◦ Preliminary Review Agenda 1. Capital increase for improvement of POSCO SS VINA business structure	-

December 17, 2019	◦ Deliberation Agenda 1. Sales plan for Certified Emission Reduction 2. Land-fill work for Pohang #4 dump yard 3. Disposal of idle facilities in CEM mill at Gwangyang works	- Approved Approved Approved

January 22, 2020	◦ Preliminary Review Agenda 1. Establishment of #6 Cokes Oven in Pohang works	-

February 18, 2020	◦ Deliberation Agenda 1. Establishment of #6 Cokes Oven in Pohang works	Approved

March 17, 2020	◦ Deliberation Agenda 1. Capital increase for IJPC 3# factory in Indonesia	Approved

* Decided to hold the agenda about #1finex to amend partially and will submit to the committee again

** Decided to re-submit after the government’s additional regulation announcement

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B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Chung, Moon-Ki Bahk, Byong-Won Chang, Seung-Wha	Satisfies the requirements stipulated in the Korean Commercial Act and the Articles of Incorporation	Chairman - -

(2) Major Activities of the Audit Committee (January 1, 2019 ~ December 31, 2019)

Session	Date	Agenda	Approval
1	January 29

◦ Deliberation Agenda

- Approval on the appointment of the internal audit department head

- Assessment of the Audit Committee for the fiscal year of 2018

- Approval of audit and non-audit services for POSCO and its subsidiaries

◦ Report Agenda

-  Report on the operation of the internal accounting control system for the fiscal year of 2018

- The result of internal audit for the fiscal year of 2018 and audit plans for the fiscal year of 2019

- The assessment on the employees’ conformity to the code of ethics

All 3 Cases Approved

2	February 19

◦ Deliberation Agenda

- Internal audit result for the fiscal year of 2018

- Assessment of the operation of the internal accounting control system for the fiscal year of 2018

- Approval of audit and non-audit services for POSCO’s Subsidiaries abroad

◦ Report Agenda

- External audit result for the fiscal year of 2018

All 3 Cases Approved

3	February 20	◦ Deliberation Agenda - Review of agenda for general meeting of shareholders	Approved

4	April 26

◦ Deliberation Agenda

- Appointment of the Chairman of the Audit Committee

◦ Report Agenda

- Consolidated internal audit operation report for the fiscal year of 2018

- The appraisal on the consolidated internal audit operation report for the fiscal year of 2018

- External audit result on 20-F for the fiscal year of 2018

Approved

5	May 9

◦ Deliberation Agenda

- Approval on the non-audit service for POSCO

◦ Report Agenda

- Internal audit result on the Consolidated Financial Statements for the first quarter of 2019

- External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2019

Approved

6	July 26

◦ Deliberation Agenda

- Amendment of internal accounting control regulation

- Approval of audit and non-audit services for POSCO and its subsidiaries

◦ Report Agenda

- Internal audit result on the Consolidated Financial Statements for the first half of 2019

- External auditors’ review result on the Consolidated Financial Statements for the first half of 2019

- Assessment on external auditors’ conduct for the fiscal year of 2018

- The result of internal audit for the first half of 2019 and audit plans for the second half of 2019

Approved Approved

7	October 31

◦ Deliberation Agenda

- Audit service contract approval on grain terminal company and unload company in Ukraine

◦ Report Agenda

- External auditors’ review result on the Consolidated Financial Statements for the third quarter of 2019

- Approval of non-audit services for POSCO

- Internal audit result on the Consolidated Financial Statements for the third quarter of 2019

- Assessment criteria on appointment of external auditors

Approved

8	December 12	◦ Deliberation Agenda - Appointment of an independent auditor for POSCO - Approval on audit contract	Approved Approved

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※	Changes after December 31, 2019 (January 1, 2020 ~ March 18, 2020)

Session	Date	Agenda	Approval
1	January 30

◦ Deliberation Agenda

- Assessment of internal control over financial reporting

- Approval of audit and non-audit services for POSCO and subsidiaries

- Assessment of the Audit Committee for the fiscal year of 2019

◦ Report Agenda

- Report of operation of internal control over financial reporting in 2019

- The result of internal audit for the fiscal year of 2019 and audit plans for the fiscal year of 2020

- The assessment on the employees’ conformity to the code of ethics

All 3 Cases Approved

2	February 20	◦ Deliberation Agenda - Approval of audit and non-audit services for POSCO’s subsidiaries abroad - Internal audit result for the 52nd term ◦ Report Agenda - External audit result for the 52nd term	All 2 Cases Approved

3	February 21	◦ Deliberation Agenda - Review of agenda for general meeting of shareholders	Approved

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting ofshareholders on March 12, 2004.

(3)	The Electronic Voting System: The electronic voting system was introduced at the 51st general meeting of shareholders on February 20, 2019.

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D. Compensation of Directors and Officers

(1) Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

(In millions KRW)

Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	6,013	993		-
Outside Director	4	288	68	10,000	-
Members of the Audit Committee	3	211	70		-

※	Payment Period: January 1, 2019 ~December 31, 2019
※	Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Directors.
※	Average Remuneration Amount per Capita: Average remuneration amount is calculated based on the paid amount to the current directors as of December 31, 2019.

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